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Richard D. Truesdell, Jr.
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4674 tel 212 701 5674 fax richard.truesdell@davispolk.com

April 21, 2011

Re:
Kosmos Energy Ltd. (the "Company")
Registration Statement on Form S-1 (the "Form S-1")
Filed January 14, 2011
File No. 333-171700

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Mail Stop 7010
100 F Street N.E.
Washington, DC 20549-4628

Dear Mr. Schwall:

        Attached please find (i) proposed changed pages to the Company's Form S-1 addressing the comments raised in your letter dated April 21, 2011 and (ii) a copy of the agreement between Kosmos Energy Ghana HC and E.O. Group Limited dated June 1, 2004 (the "EO Participation Agreement"). The Company intends to file a copy of the EO Participation Agreement as an exhibit in the next amendment of the Form S-1.

        To the extent that you have any further questions regarding the response contained in this letter, please do not hesitate to contact me at (212) 450-4674.

                      Sincerely,

                      /s/ Richard D. Truesdell, Jr., Esq.

                      Richard D. Truesdell, Jr., Esq.

cc:
Brian F. Maxted
David J. Beveridge, Esq.